EXHIBIT 5.1
EXHIBIT 23.3

Louisiana │ Mississippi │ Texas │ Florida │ Alabama │ North Carolina | London

September 5, 2013

Renasant Corporation
209 Troy Street
Tupelo, Mississippi 38804-4827

Re:    Renasant Corporation
Post-Effective Amendment No.1 on Form S-8
Merchants and Farmers Bank Profit and Savings Plan
M&F Legacy Option Plan

Ladies and Gentlemen:

We have acted as counsel to Renasant Corporation (the “Company”) in connection with the preparation of the above-referenced Post-Effective Amendment No. 1 on Form S-8 to Registration Statement on Form S-4 (the “Post-Effective Amendment”) filed with the Securities and Exchange Commission (the “Commission”). The Post-Effective Amendment amends the Company’s Registration Statement on Form S-4, dated March 29, 2013, and covers an aggregate of 238,122 shares of the Company’s $5.00 par value per share common stock (the “Common Stock”). The Post-Effective Amendment covers 223,997 shares of Common Stock to be issued under the Merchants and Farmers Bank Profit and Savings Plan and 14,125 shares of the Common Stock to be issued under the M&F Legacy Option Plan (collectively, the “Plans”), in connection with the merger of First M&F Corporation and its wholly-owned subsidiary, Merchants and Farmers Bank, with and into the Company and Renasant Bank.

In so acting, we have examined and relied upon the original, or a photostatic or certified copy, of such records of the Company, certificates of officers of the Company and of public officials, and such other documents as we have deemed relevant and necessary as the basis for the opinion set forth below. In such examination, we have assumed the genuineness of all signatures appearing on all documents, the legal capacity of all persons signing such documents, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies, the accuracy and completeness of all corporate records made available to us by the Company, and the truth and accuracy of all facts set forth in all certificates provided to or examined by us.

Based upon the foregoing and subject to the limitations, qualifications, exceptions and assumptions set forth herein, we are of the opinion that shares of Common Stock to be issued under the Plans have been duly authorized, and, when issued and paid for in accordance with the terms of the Plans, will be validly issued, fully paid and non-assessable.

The foregoing opinions are limited to the laws of the State of Mississippi and the federal laws of the United States of America. We express no opinion as to matters governed by the laws of any other state. Furthermore, no opinion is expressed herein as to the effect of any future acts of the parties or changes in existing law. We undertake no responsibility to advise you of any changes after the date hereof in the law or the facts presently in effect that would alter the scope or substance of the opinions herein expressed.

This letter expresses our legal opinion as to the foregoing matters based on our professional judgment at this time; it is not, however, to be construed as a guaranty, nor is it a warranty that a court considering such matters would not rule in a manner contrary to the opinion set forth above.

We consent to the filing of this opinion as an exhibit to the Post-Effective Amendment. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, and the General Rules and Regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ PHELPS DUNBAR LLP